UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BROADVISION, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

111412 10 2

(CUSIP Number)

Vector Capital Corporation, Bravo Holdco
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  Christopher Nicholson

with a copy to:

Michael J. Kennedy
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 111412 10 2		Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,413,689 shares of Common Stock (see Items 3, 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,413,689 shares of Common Stock (see Items 3, 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.7% (see Items 3, 4 and 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 111412 10 2		Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bravo Holdco

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,413,689 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,413,689 shares of Common Stock (see Items 3, 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.7% (see Items 3, 4 and 5)

14.	Type of Reporting Person (See Instructions) OO

This First Amended Statement (this “First Amended Statement”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital Corporation, a Delaware corporation (“Vector Capital”), and Bravo Holdco, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bravo Holdco” and, together with Vector Capital, the “Reporting Persons”) on August 4, 2005 (the “Initial Statement”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Initial Statement by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this First Amended Statement have the same meanings as those set forth in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as set forth below:

Subsequent to the execution of the Voting Agreement, the parties thereto became aware that the Voting Agreement and related proxy incorrectly reflected the number of shares of Common Stock issuable upon exercise of stock options granted to Dr. Chen.  Accordingly the parties to the Voting Agreement entered into an amendment to the Voting Agreement dated August 15, 2005 (the “Voting Agreement Amendment”) to correct the number of shares of Common Stock issuable upon exercise of stock options granted to Dr. Chen and covered by the Voting Agreement and related proxy by reducing such number of shares of Common Stock issuable upon exercise of such options to 1,704,444.  Of these options, 1,538,704 are outstanding and exercisable within 60 days of this First Amended Statement. A copy of the Voting Agreement Amendment is filed as Exhibit 99.3 hereto and is incorporated herein by reference. Bravo Holdco did not pay additional consideration in connection with the execution and delivery of the Voting Agreement Amendment. References to the Voting Agreement shall include the Voting Agreement Amendment.

Item 4.	Purpose of Transaction
Item 4 is hereby amended as set forth below:

References to the Voting Agreement shall include the Voting Agreement Amendment. The references to “options to purchase an additional 2,757,551 shares of Common Stock” in the second and third paragraphs of Item 4 shall be amended to read “options to purchase an additional 1,704,444 shares of Common Stock, of which options to purchase 1,538,704 shares of Common Stock are outstanding and exercisable within 60 days of this First Amended Statement”.

In the third paragraph of Item 4, the following reference to the percentage ownership of Common Stock deemed to be outstanding: “represents approximately 23.3% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)” shall be amended to read “represents approximately 20.7% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)”.

Footnotes (1), (2) and (3) to Item 4 shall be amended to read as follows:

(1) Consists of 5,874,985 shares of Common Stock beneficially owned by the Chen Trust and an aggregate of 1,538,704 shares of Common Stock issuable upon exercise of stock options granted to Dr. Chen which may be exercised within 60 days of the date of this First Amended Statement.  Excludes outstanding options to purchase 165,740 shares of Common Stock which are not exercisable within 60 days of this First Amended Statement. By virtue of Dr. Chen’s and the Chen Trust’s ownership of the Common Stock in the amounts described above, Dr. Chen and the Chen Trust hold shares of Common Stock representing approximately 17.2% of the currently outstanding voting power of BroadVision excluding the shares of Common Stock issuable upon exercise of Dr. Chen’s options, or approximately 20.7% of the shares of Common Stock including the Shares of Common Stock issuable upon exercise of Dr. Chen’s options.

(2) See Footnote (1).

Page 4 of 7 Pages

(3) The share ownership percentages described in this Statement are based on 35,768,841 shares of Common Stock deemed to be outstanding, which includes (i) 34,230,137 shares of Common Stock actually issued and outstanding as of July 20, 2005 (as represented by BroadVision in the Merger Agreement) and (ii) an aggregate of 1,538,704 shares of Common Stock issuable upon the exercise of stock options granted to Dr. Chen which are exercisable within 60 days of the date of this First Amended Statement.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended as set forth below:

References to the Voting Agreement shall include the Voting Agreement Amendment. The reference to “shared power to vote or direct the vote of 8,632,536 shares of Common Stock, which represents approximately 23.3% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)” shall be amended to read “shared power to vote or direct the vote of 7,413,689 shares of Common Stock, which represents approximately 20.7% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)”.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
Item 6 is hereby amended as set forth below:
Reference to the Voting Agreement shall include the Voting Agreement Amendment.
Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby supplemented as set forth below:
99.3	Amendment to Voting Agreement and Proxy dated as of August 15, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Chi Trustees, The Chen Family Trust dated 1/15/93.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2005
VECTOR CAPITAL CORPORATION

	By:	/s/ Christopher Nicholson
	Name:	Christopher Nicholson
	Title:	Authorized Person

BRAVO HOLDCO

	By:	/s/ Christopher Nicholson
	Name:	Christopher Nicholson
	Title:	Director

Page 6 of 7 Pages

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated August 4, 2005 among Vector Capital Corporation and Bravo Holdco (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.1.

Agreement and Plan of Merger dated as of July 25, 2005 by and among BroadVision, Bravo Holdco and Merger Sub (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.2.

Voting Agreement dated as of July 25, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Chi Trustees, The Chen Family Trust dated 1/15/93 (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.3	Amendment to Voting Agreement and Proxy dated as of August 15, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Chi Trustees, The Chen Family Trust dated 1/15/93.

Page 7 of 7 Pages